September 4, 2012

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Jackson National Separate Account - I ("Registrant") of Jackson National Life
Insurance Company
(File Nos. 333-183049 and 811-08664)

Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is Pre-Effective Amendment No. 1 to the Registration Statement.  This filing incorporates responses to the Staff’s comments, includes financial statements that were not previously filed, and includes other non-material changes.

If you have any questions, please contact me at (517) 367-3872, or frank.julian@jackson.com.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Assistant Vice President
and Associate General Counsel

cc:           Mark Cowan